Exhibit 21.1

Perini Corporation

Subsidiaries of the Registrant

Name	Place of Organization	Percentage of Interest or Voting Securities Owned
Perini Corporation	Massachusetts	100%
Perini Building Company, Inc.	Arizona	100%
Perini Management Services, Inc. (f/k/a Perini International Corporation)	Massachusetts	100%
James A. Cummings, Inc.	Florida	100%
Perini Environmental Services, Inc.	Delaware	100%
International Construction Management Services, Inc.	Delaware	100%
Percon Constructors, Inc.	Delaware	100%
Bow Leasing Company, Inc.	New Hampshire	100%
Perini Land & Development Company, Inc.	Massachusetts	100%
Paramount Development Associates, Inc.	Massachusetts	100%
Mt. Wayte Realty, LLC	Delaware	100%